

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Yong Yao
Chief Financial Officer
China Southern Airlines Company Limited
68 Qi Xin Road
Guangzhou, 510403
People's Republic Of China

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-14660**

Dear Mr. Yao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation